May 19, 2020

VIA EDGAR SUBMISSION

Mr. Valian Afshar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	GCP Applied Technologies Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed on May 18, 2020
File No. 001-37533

Dear Mr. Afshar:

This letter is in response to a telephone conversation with Mr. Afshar on May 18, 2020 with respect to GCP Applied Technologies Inc.’s (“GCP”) Definitive Additional Soliciting Materials on Schedule 14A, as filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2020.

May 19, 2020

For the convenience of the Staff’s review, we have set forth the comments raised in the telephone conversation, indicated in bold, followed by GCP’s response immediately after each comment.

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Definitive Additional Soliciting Materials on Schedule 14A on May 18, 2020

1.

Please provide information demonstrating that GCP has taken all reasonable steps necessary to inform other intermediaries in the proxy process (such as any proxy service provider) and other relevant market participants (such as the appropriate national securities exchanges) of the change of the Annual Meeting of Stockholders on May 28, 2020 (the “Annual Meeting”) to a virtual format.

GCP has taken multiple steps to inform the relevant parties of the change to a virtual Annual Meeting. On April 15, 2020, GCP filed its definitive proxy statement with the Commission, in which it publicly disclosed the possibility that the Annual Meeting could be held by means of online remote communication and that it would announce any such alternative arrangements, along with instructions on how stockholders could participate, via a press release and on its website, which would also be filed with the Commission as proxy material. On May 15, 2020, an authorized GCP Board committee resolved to hold the Annual Meeting solely by means of online remote communication due to the public health impact and related considerations of the COVID-19 pandemic. Promptly thereafter on May 16, 2020, GCP’s proxy solicitor provided Starboard Value and Opportunity Master Fund Ltd’s (“Starboard”) proxy solicitor with an opportunity to review a draft Notice of Change of Location of Annual Meeting of Stockholders (the “Notice”) that GCP intended to file with the Commission and discuss any questions. On May 17, 2020, Starboard’s proxy solicitor acknowledged receipt of the Notice and did not indicate any questions regarding the Notice. On May 18, 2020, GCP issued and filed with the Commission the Notice and press release announcing the change and thereafter posted the Notice and the press release on its website. The Notice was also mailed directly to all registered stockholders (and posted to the proxy tabulator’s website) and delivered to Broadridge Financial Solutions, Inc. and certain other intermediaries for mailing to all beneficial stockholders. GCP’s public relations advisor also provided notice to the New York Stock Exchange of the press release announcing the change to a virtual format in advance of the press release being issued. On May 19, 2020, representatives of GCP also had a discussion with representatives of Starboard regarding mechanics and procedures of the virtual Annual Meeting.

2.

Please provide information regarding when GCP’s Board decided to change the location of the Annual Meeting, and the considerations given to providing the notice of the change 10 days prior to the date of the Annual Meeting.

On May 15, 2020, an authorized committee of the GCP Board resolved to hold the Annual Meeting solely by means of online remote communication due to the public health impact and related considerations of the COVID-19 pandemic. Promptly thereafter, on May 16, 2020, GCP’s proxy solicitor provided Starboard’s proxy solicitor with the opportunity to review

May 19, 2020

the draft Notice that GCP intended to file and discuss any questions and comments. After Starboard’s proxy solicitor acknowledged receipt of the Notice and did not indicate any questions or concerns regarding the Notice on May 17, 2020, GCP issued and mailed the Notice, as described above, on May 18, 2020, the first business day following the decision to change the Annual Meeting to a virtual-only format.

As noted above, on April 15, 2020, GCP filed its definitive proxy statement with the Commission, whereby it publicly disclosed that the Annual Meeting could be held by means of online remote communication and that it would announce any such alternative arrangements, along with instructions on how stockholders could participate, via a press release and on its website, which would also be filed with the Commission as proxy material. In light of the foregoing advance notice of this possibility and in accordance with (i) GCP’s Amended and Restated By-laws, which require that notice of a meeting of stockholders (including the place of such meeting) be delivered (including by mail, email or other electronic delivery) not less than 10 days before the date of the meeting and (ii) the Delaware General Corporation Law § 222(b), which states that “the notice of any meeting shall be given not less than 10 . . . days before the date of the meeting,” GCP’s Board and management team determined that 10 days constituted sufficient time between the date of the Notice and the Annual Meeting date so the market would be alerted to this change in a timely manner. The directors that authorized the timing of the Notice considered, among other items, that GCP would provide several means of informing stockholders and the market of the change (including immediately on the morning of May 18, 2020 through a press release) and that TEGNA, which was recently the subject of a contested director election, provided its stockholders with 10 days advance notice of the change of its annual meeting to a virtual-only format.

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If you have any questions regarding the foregoing, please contact the undersigned at (212) 403-1122.

Very truly yours,

/s/ Viktor Sapezhnikov

Viktor Sapezhnikov

cc: Perry J. Hindin